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                                                         OMB APPROVAL
                       UNITED STATES                 ---------------------------
             SECURITIES AND EXCHANGE COMMISSION      OMB Number:3235-0058
                  WASHINGTON, D.C.  20549
                                                     Estimated average burden
                       FORM 12b-25                   hours per response.....2.50
                                                     ---------------------------

              NOTIFICATION OF LATE FILING                  SEC FILE NUMBER
                                                                0-9268
                                                     ---------------------------
                                                            CUSIP NUMBER
                                                             372910 10 9
                                                     ---------------------------

(Check one):   [X]Form 10-K  [ ]Form 20-F  [ ]Form 11-K
               [ ]Form 10-Q  [ ]Form N-SAR


For Period Ended:     December 31, 2000
                 ------------------------------------------
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:
                                ------------------------------------------------
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 READ INSTRUCTIONS (ON BACK PAGE) BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE.
             Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

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Full Name of Registrant
     Geokinetics Inc.
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Former Name if Applicable
     N/A
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Address of Principal Executive Office (Street and Number)
     8401 Westheimer, Suite 150
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City, State and Zip Code
     Houston, Texas 77063
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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K Form N-SAR, or portion
     [X] thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reason why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

     Registrant's report on Form 10-KSB for the fiscal year ended December 31, 2000 cannot be filed within the prescribed time period because Registrant is in the process of completing a restructuring of payment terms and other debt obligations to its secured creditors, including its principal equipment supplier. Registrant believes that completion of the restructuring is necessary in order for the Registrant to adequately make the disclosures required in the Form 10-KSB. Registrant also believes the restructuring will be completed prior to April 16, 2001 and will enable Registrant's independent accountants to issue an unqualified report on the Registrant's audited financial statements for the year ended December 31, 2000.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

               Thomas J. Concannon               (713)             850-7600
        --------------------------------------------------  --------------------
                    (Name)                    (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

                                                                   [X]Yes  [ ]No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof?

                                                                   [ ]Yes  [X]No

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                               Geokinetics Inc.
     ----------------------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:        March 30, 2001      By:     /s/ Thomas J. Concannon
     -------------------------      --------------------------------------------
                                    Thomas J. Concannon, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
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     Intentional misstatements or omissions of fact constitute Federal
Criminal Violations  (See 18 U.S.C. 1001).
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                             GENERAL INSTRUCTIONS

1.   This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the
     General Rules and Regulations under the Securities Exchange Act of1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule201 or Rule202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulations S-T.













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